Report of Independent Registered Public Accounting Firm

The Board of Directors of
BNY Mellon Advantage Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that
BNY Mellon Advantage Funds, Inc.
(comprising, respectively, BNY Mellon Global Dynamic
Bond Income Fund, BNY Mellon Global Real Return Fund, BNY Mellon
Opportunistic Midcap Value Fund, BNY Mellon Opportunistic
Small Cap Fund, BNY Mellon Dynamic Value Fund, BNY Mellon
Structured Midcap Fund, BNY Mellon Technology Growth Fund,
Dreyfus Total Emerging Markets Fund, BNY Mellon Dynamic Total Return Fund and BNY Mellon Sustainable Balanced Fund)
(the "Company")
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of April 30, 2019.
Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2019, and with respect to agreement of security purchases and sales, for the period from June 30, 2018 (the date of our last examination) through April 30, 2019:

Count and inspection of all securities located in the vault of The Bank of New York Mellon in Jersey City, without prior notice to management;

Confirmation of all securities held by institutions in book entry form (e.g., the Federal
Reserve Bank of Boston, the Depository Trust Company and various sub-custodians);

Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

Reconciliation of all such securities to the books and records of the Company and the Custodian;

Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Bank of New York Mellon's records; and

Agreement of 5 security purchases and 5 security sales or maturities, since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that BNY Mellon Advantage Funds, Inc.
complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of April 30, 2019 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of BNY Mellon Advantage Funds, Inc.
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
July 24, 2019




Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

July 24, 2019

We, as members of management of
BNY Mellon Advantage Funds, Inc.
(comprising, respectively, BNY Mellon Global Dynamic
Bond Income Fund, BNY Mellon Global Real Return Fund, BNY Mellon
Opportunistic Midcap Value Fund, BNY Mellon Opportunistic
Small Cap Fund, BNY Mellon Dynamic Value Fund, BNY Mellon
Structured Midcap Fund, BNY Mellon Technology Growth Fund,
Dreyfus Total Emerging Markets Fund, BNY Mellon Dynamic Total Return Fund and BNY Mellon Sustainable Balanced Fund)
(the "Company"),
are responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2019, and from June 30, 2018
(date of last examination)
through April 30, 2019.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of April 30, 2019 and from June 30, 2018 (date of last examination) through April 30, 2019 with respect to securities reflected in the investment account of the Company.

BNY Mellon Advantage Funds, Inc.



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     BNY Mellon Investment Adviser, Inc.